UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 22,538,971
	8	Shared Voting Power
	9	Sole Dispositive Power 22,538,971
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,538,971
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 36.0%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 62,585,871 Ordinary Shares, par value NIS 0.10 per share, which includes (i) 53,824,377 shares outstanding as of March 25, 2021, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2021, plus (ii) 8,761,494 shares that would be issued pursuant to the terms of a convertible loan if converted on March 17, 2021.

CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,511,203
	8	Shared Voting Power
	9	Sole Dispositive Power 1,511,203
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.4*
14	Type of Reporting Person (See Instructions) IN

** The calculation is based on a total of 62,585,871 Ordinary Shares, par value NIS 0.10 per share, which includes (i) 53,824,377 shares outstanding as of January 22, 2021, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2021, plus (ii) 8,761,494 shares that would be issued pursuant to the terms of a convertible loan if converted on March 17, 2021.

Explanatory Note

This Amendment No. 8 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

Item 4.  Purpose of Transaction.

On March 31, 2021, Mr. Ivy, as trustee of the Trust, executed and delivered to the Issuer a letter (the “Back-up Commitment Letter”, attached as Exhibit 99.8), indicating that he would exercise rights under the Share Purchase Agreement (Exhibit 99.4) to purchase both (i) the Trust’s pro-rata portion of that certain offering by the Issuer (as stated in the Form S-1 filed by the Issuer on March 31, 2021) to its shareholders of the right, but not the obligation, to purchase Common Stock at a price of US$0.174 per share (the “Rights Offering”), and (ii) the entire amount of Common Stock offered pursuant to the Rights Offering that is not purchased by any other shareholder of the Company, subject to certain qualifications and limitations.  Those qualifications and limitations include without limitation that (i) the Trust’s ownership shall not after the purchase exceed more than 45% of the total voting rights of the Issuer; (ii) the amount purchased would not, together with the Trust’s other ownership, require the Trust to effect a tender offer under Israeli corporate law; or (iii) the payment would not exceed US$2,825,852.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Back-Up Commitment Letter (as more fully described in Item 4 above) relates to the Rights Offering by the Issuer.  The maximum amount to be raised through the Rights Offering is US $3.3 million.

As indicated by the Back-Up Commitment Letter, Mr. Ivy intends to exercise the Subscription Right and Over-Subscription Privilege (as those terms are defined in the Rights Offering), subject to the limits described in the Back-Up Commitment Letter.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated July 7, 2019[1]
99.2	Personal Guarantee dated June 6th, 2017[2]

99.4	Share Purchase Agreement dated December 23, 2019 by and among On Track Innovations Ltd., Jerry L. Ivy, Jr. Descendants’ Trust and certain other investors[3]

99.5

Stock Purchase Agreement dated July 17, 2020 by and between the Jerry L. Ivy, Jr. Descendants’ Trust, and Sandra Hardardottir4

99.6

Stock Purchase Agreement dated July 17, 2020 by and between the Jerry L. Ivy, Jr. Descendants’ Trust, and Marlene V. Ivy5

99.7

Loan Financing Agreement dated as of December 9, 2020 by and between the Issuer and certain lenders identified therein, including the Jerry L. Ivy, Jr. Descendants’ Trust6

99.8

Back-Up Commitment Letter dated March 31, 2021

1 Incorporated by reference to Schedule 13D filed on July 9, 2019.

2 Incorporated by reference to Schedule 13D filed on July 9, 2019.

3 Incorporated by reference to Amendment No. 3 to Schedule 13D filed on December 30, 2019.

4 Incorporated by reference to Amendment No. 5 to Schedule 13D filed on July 21, 2020.

5 Incorporated by reference to Amendment No. 5 to Schedule 13D filed on July 21, 2020

6 Incorporated by reference to Amendment No. 6 to Schedule 13D filed on December 16, 2020.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 8 to Schedule 13D is true, complete and correct.

Dated: April 7, 2021

/s/ Jerry L. Ivy, Jr.

Jerry L. Ivy, Jr.

/s/ Sandra Hardardottir

Sandra Hardardottir

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